UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 10, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

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Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amec Foster Wheeler JV enters Australian petrochemicals market with major ammonia facilities contract

London, 10 August 2017 - Clough AMEC has won a landmark contract to provide maintenance services to ammonia facilities in Western Australia that supply international and domestic fertiliser markets and explosives used in the mining industry.

The five-year deal, with an option to extend to 2027, is Clough AMEC's first entry into Australia's petrochemicals sector.

The JV will provide maintenance planning support and routine maintenance services and shutdowns, as well as the supply of management, tools and systems, to the Yara Pilbara Fertilisers Pty Ltd (YPFPL) and Yara Pilbara Nitrates PTY (YPNPL) facilities located near Karratha.

Owned by Yara Pilbara Holdings Ltd., YPFPL is one of the world's largest ammonia production facilities, with a capability of approximately 850,000 metric tons annually. Output from the plant is sold in the Australian domestic market, as well as South-East Asian market such as Indonesia and Korea. Liquid ammonia is a vital raw material for the manufacture of fertilisers.

Adjacent to this is YPNPL, a technical ammonium nitrate facility opened last year that cost AUS $800m (£487m) to build. This plant produces ammonium nitrate used for explosives in the domestic mining market.

For Amec Foster Wheeler, this win supports the Company's strategy to leverage its skills into adjacent sectors, and grow its chemicals business by expanding its services across the full asset lifecycle. The contract also offers a significant opportunity for additional technical and implementation support to Yara Pilbara's fertiliser operations and future capital projects.

Nigel Hudson, Clough AMEC Director, said:

"Since the JV was formed 13 years ago, Clough AMEC has built an impressive track record for delivering operations, maintenance and shutdown success in the oil and gas sector in Australasia. This entry into the Australian petrochemicals sector recognises our success in delivering cost-effective solutions for our customers. It strengthens our position as the asset support services contractor of choice."

For further information, please contact:

Amec Foster Wheeler
Investors: Rupert Green, Chief Corporate Development Officer                    +44 (0)20 7429 7500
Media: Jonathan Refoy, Director of Corporate Affairs

Clough
Aaron Ryder, Communications & Strategy Advisor                                      +61 8 9281 9604

Notes to editors

Clough AMEC is a 50/50 Joint venture between Clough and Amec Foster Wheeler. The Joint Venture was established in 2004 to provide engineering, operations and maintenance services to the Australasian oil and gas industry. Clough AMEC has offices in Australia as well as access to a combined worldwide resource pool of over 40,000 people.

More information is available at www.cloughamec.com.au

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 35,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry from production through to refining, processing and distribution of derivative products and in the mining, power and process, pharmaceutical, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Publication on Website
A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary